S
ECURITIES
AND
E
XCHANGE
C
OMMISSION
Washington, D.C. 20549

F
ORM
11-K

A
NNUAL
R
EPORT
Pursuant
to Section 15(d) of
the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025
T
RANSAMERICA
401 (
K
) R
ETIREMENT
S
AVINGS
P
LAN
6400 C S
TREET
C
EDAR
R
APIDS
, I
OWA
52499
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
AEGON L
TD
.
Schiphol Boulevard 223
1118 BH Schiphol
The Netherlands
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the Transamerica 401(k) Retirement Savings Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Transamerica 401(k) Retirement Savings Plan

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2025

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees for the Transamerica Corporation Profit Sharing Trust
Transamerica 401(k) Retirement Savings Plan
Cedar Rapids, Iowa
Opinion on the Financial
Statements
We have audited the accompanying statements of net assets available for benefits of Transamerica 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Trustees and Plan Participants
Transamerica 401(k) Retirement Savings Plan
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974
. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Forvis Mazars, LLP

Forvis Mazars, LLP
We have served as the Plan’s auditor since 2023.
West Des Moines, Iowa
June 24, 2026

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	December 31,
	2025	2024
Assets
Investments at fair value	$2,468,405	$2,207,270
Insurance contract at contract value	490,496	488,466
Notes receivable from participants	26,541	24,733
Receivables	166	318

Total assets	$2,985,608	$2,720,787

Liabilities
Other liabilities	256	307

Total liabilities	256	307

Net assets available for benefits	$2,985,352	$2,720,480

See Notes to Financial Statements.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Year
Ended December 31, 2025
(Dollars in thousands)

Changes in net assets attributed to
Investment income
Net appreciation (depreciation) in fair value of investments	$330,806
Dividends and interest	28,245

Total investment income (loss)	359,051
Interest income on notes receivable from participants	1,779
Contributions
Employer	34,927
Participants	79,267
Rollovers	22,901

Total contributions	137,095
Benefits paid to participants	(231,970)
Other expenses	(1,083)

Change in net assets	264,872

Net assets available for benefits at beginning of year	2,720,480
Net assets available for benefits at end of year	$2,985,352

See Notes to Financial Statements.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)
1. Description of Plan
The following description of the Transamerica 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of Transamerica Corporation (the “Company”, “Plan Administrator”). The Company is an indirect wholly-owned subsidiary of Aegon Ltd., a holding company organized under Bermuda law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 401(a) of the Code. The Trustees for the Transamerica 401(k) Retirement Savings Trust are responsible for the oversight of the Plan. Transamerica Retirement Solutions (“TRS”), an affiliate of the Company, serves as the third-party administrator of the Plan.
Eligibility
Each eligible employee classified as a regular, full or part-time employee is immediately eligible to participate in the Plan. Each eligible employee classified as an intern, limited, or on-call
employee is eligible to participate as of the entry date that coincides with or follows the completion of at least 1,000 hours during either the employee’s initial
12-month
period of service or any plan year.
Plan Amendments
During 2025, the Company adopted several provisions of the SECURE 2.0 Act of 2022 (“Secure 2.0”) and authorized TRS to operate the Plan in accordance with those provisions of Secure 2.0 until the Plan is amended. There were no amendments to the Plan in 2024.
Contributions and Transfers of Net Assets from Other Plans
Participants generally may contribute up to 100% of annual compensation to the
Plan
, subject to certain limits. Participants make deferral contribution elections by accessing their account on-line
or contacting TRS. The Plan automatically enrolls participants, who have not made an affirmative contribution election at a deferral rate of 3%, 30 days following the date they become eligible to participate. The deferral rate of automatically enrolled participants is automatically increased by 1% each year to a maximum of 10%. Participants may change their deferral rate or opt out of the Plan at any time. Subject to the consent of the Plan Administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up
contributions. The Plan allows participants ages 60-63 to make catch-up contributions up to the higher super catch-up limit.
The employer matches 100% of participant contributions up to 3%, plus 50% of participant contributions between 3% and 5% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s investment options.
The Plan accepts transfers of net assets from the Transamerica Pension Plan and other qualified plans at fair value at the date of transfer.

Participant Accounts
Participants’ accounts may consist of (a) participant contributions, (b) employer contributions, (c) rollover contributions, (d) transfers from other plans, (e) loans, and (f) earnings (losses) on investments less any partial distributions from the Plan.
The Plan allocates employer and participant contributions to participants’ accounts each scheduled pay day. The Plan allocates investment income (loss) to participants’ accounts daily based on their investment in each fund.
Participants have the right to direct the investments within their Plan accounts. They may allocate their investments among a variety of investment options. Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds. The Company uses BlackRock LifePath Index CIT – Class W as the Plan’s Qualified Default Investments Alternative (“QDIA”). Accounts of participants who do not affirmatively elect investment options for their account will be invested in the appropriate BlackRock LifePath Index CIT based on the year the participant reaches age 65. Participants may elect out of the QDIA at any time.
Vesting
The Plan fully vests participants’ before tax and Roth contributions at all times. Active participants on or after January 1, 2022, are immediately vested in employer contributions. The employer contribution balances of terminated vested participants as of January 1, 2022, are subject to a four year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of
$375 were used to reduce employer contributions for the year ended December 31, 2025.
Plan Termination
Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balance.
Payment of Benefits
The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. Participants or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan, within limitations, also permits partial distributions of account balances. Hardship withdrawals are permitted as outlined in the Plan document.
Participant Loans
Participants may borrow from their accounts in increments of $1 up to a maximum equal to the lesser of 1) $50 reduced by the excess of the highest outstanding loan balance during the preceding
12-month
period over the outstanding loan balance on the day of the loan or 2) 50% of their vested account balance. Loan terms range from
1-5
years or up to 20 years for the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. If a participant terminates employment with the Company, the participant may continue to make loan payments through a pre-authorized
check agreement. If the loan is not repaid in accordance with the terms of the Plan, a participant will have a period of three months following the end of the calendar quarter in which the participant terminates employment or ceases making payments to repay the outstanding principal loan balance. As of December 31, 2025, the interest rate range for outstanding participant loans ranged from 3.25% to 9.25% with maturity extending through 2046.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying Financial Statements are prepared on an accrual basis of accounting, in conformity with United States generally accepted accounting principles (“US GAAP”).
Use of Estimates
The preparation of Financial Statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts in the Financial Statements and accompanying notes. Actual results could differ from those estimates.
Current Accounting Guidance
There were no new accounting pronouncements applicable for the annual reporting period ended December 31, 2025.
Investments
The Plan’s investments consist of separately managed accounts, a self-directed brokerage account, common collective trusts, mutual funds, and Aegon Ltd. common stock, which are reported at estimated fair value. The self-directed brokerage account investment is referred to as the Personal Choice Retirement Accounts (“PCRA”). The Plan also invests in a fully benefit-responsive Guaranteed Income Contract (“GIC”) with Transamerica Financial Life Insurance Company (“TFLIC”), which is accounted for at contract value. TFLIC is an affiliate of the Company within the meaning of Sections 401(b) and 414(c) of the Code. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Personal Choice Retirement Accounts
The PCRA is a self-directed brokerage account that is comprised of investments such as common stocks, mutual funds, unit trusts, money markets, and other investments. The fair value of equity securities, mutual funds, U.S. Treasuries and unit trusts are valued at Level 1 based on quoted prices in active markets provided by various third party pricing services. The other investments are classified as Level 2 based on trading frequency or other observable inputs information provided by third party pricing services. Purchases and sales are recorded on a trade-date basis.
Common Collective Trusts, Mutual Funds, Separately Managed Accounts, and Aegon Ltd. Common Stock Fund
The collective trusts, mutual funds, separately managed accounts, and Aegon Ltd. common stock fund represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds, or collective trusts. Aegon Ltd. Common Stock Fund consists of cash equivalents and common stock shares. The cash equivalents consist of short-term investments with original maturities of three months or less. Cash equivalents can be vendor priced or valued at amortized cost, which approximates fair value. The Plan values the collective trusts at Net Asset Value (“NAV”) as a practical expedient, whereas the mutual funds and separate accounts are valued at NAV (announced by the investment advisor daily) not as a practical expedient and Aegon Ltd. Common Stock Fund is valued based on the closing market prices of the underlying securities on the NYSE on each valuation date. Dividend income attributable to Aegon Ltd. common stock is accrued on the ex-dividend
date. Purchases and sales of investments in all of these funds are recorded on a trade-date basis.
Guaranteed Investment Contract
The Plan invests in a fully benefit-responsive GIC with TFLIC, where TFLIC maintains the contributions in a general account (“Stable Fund”). TFLIC credits the account with participant contributions and earnings and charges the account for participant withdrawals and administrative expenses. The GIC issuer contractually must repay the principal and a specified interest rate that the issuer guarantees to the Plan.

The Stable Fund consists of stable fund segments based on the date the Stable Fund receives contributions. TFLIC establishes a guaranteed rate of interest for each segment and credits a rate of interest at least equal to the guaranteed rate for that Stable Fund segment until the Stable Fund segment maturity date. On the Stable Fund segment maturity date, the guaranteed rate of interest for that Stable Fund segment will expire. Stable Fund segments mature at the end of each calendar year. Upon written notice TFLIC will transfer the amount in that Stable Fund segment to any of the investment funds maintained under the contract. If TFLIC does not receive written notice from the contract holder prior to the Stable Fund segment maturity date, TFLIC will automatically transfer the amount in the Stable Fund segment to a successor Stable Fund segment. Quarterly, TFLIC declares an interest rate for the Stable Fund segment established for contributions received during the quarter and guarantees the interest rate until the end of the calendar year. At the end of the year, the Stable Fund combines the quarterly segments into one segment for that year. Annually, TFLIC declares an interest rate for the Stable Fund segments for each prior year that still has a balance.
The average yields for the Stable Fund are as follows:

	2025	2024
Based on actual earnings credited to plan	3.78%	3.79%
Based on average declared interest rate	3.87%	3.64%
The GIC is reported at contract value because it meets the criteria of a fully benefit-responsive contract. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Transfers from the Stable Fund elected by the Plan are subject to a market value adjustment. However, transfers from the Stable Fund at a Stable Fund segment maturity date will not be subject to a market value adjustment.
Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include 1) the Plan no longer constituting a tax qualified plan according to Section 401(a) or 404(a) of the Code; 2) TFLIC determining that it can no longer continue to provide benefits under the contract because of a change in the Plan; 3) TFLIC does not receive deposits as described in the contract for three consecutive contract years; 4) TFLIC receives direction from the Plan to transfer assets outside of the contract, and such outside fund or funding vehicle is not available under the entities listed in the attachment to the contract; 5) deposits are made to any fund that is not included in the contract or is not available under the entities listed in the attachment to the contract; 6) TFLIC is informed that TRS has received, or has given, notice that TRS will no longer be providing services to the Plan; or 7) in the opinion of TFLIC, the Plan violates any provision of the contract. The Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.
Either the Plan or TFLIC may suspend the contract by giving written notice. Upon receipt of such written notice, the contract is immediately suspended. TFLIC is not permitted to pay or transfer the value of the contract, without consent from the Plan, prior to the scheduled maturity date. Upon suspension of the contract the Plan shall elect, prior to the date of transfer, one of two options regarding payment of the value of the Stable Fund:

(a)	TFLIC will pay the value of each Stable Fund segment on each applicable Stable Fund segment maturity date.

(b)	TFLIC will pay the balance of the Stable Fund to the contract holder or designated payee in a single sum. Any such payment may be subject to a market value adjustment.
Notes Receivable from Participants
The Plan provides for loans to active participants as notes receivable. The Plan treats the loans as a participant directed investment of the participant’s account. The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan. The notes bear interest at a rate established at the time the Plan makes the loan.
Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance and accrued interest will be treated as a distribution from the participant’s Plan accounts.

Payment of Benefits
Benefit payments are recorded when paid.
Subsequent Events
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the Financial Statements through June 24, 2026, the date when the Financial Statements are issued. No subsequent events have been identified that require disclosure or adjustment to the Financial Statements.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities have various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably certain that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
3. Fair Value Measurements and Fair Value Hierarchy
Fair Value Measurements
Accounting Standard Codification (“ASC”) 820 defines fair value, establishes a framework for measuring fair value, establishes a three-level fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.
Fair Value Hierarchy
The Plan has categorized its financial instruments into the three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the Plan bases the category level on the lowest priority level input that is significant to the fair value measurement of the instrument.
Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:
Level
 1
. Unadjusted quoted prices for identical assets in an active market.
Level
 2
. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset. Level 2 inputs include the following:

a)	Quoted prices for similar assets in active markets

b)	Quoted prices for identical or similar assets in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means
Level
 3
. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstance for using unobservable measurements includes those in which there is little, if any, market activity for the assets. Therefore, the Plan must make assumptions about inputs that a hypothetical market participant would use to value the assets.

The following tables present the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2025 and 2024:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Common stock fund (a)	$163,607	$1,467	$—	$165,074
Mutual funds (b)	38,020	—	—	38,020
Self-directed brokerage account (c)	143,684	1,896	—	145,580
Investments measured at NAV (d)	—	—	—	2,119,731

Total assets	$345,311	$3,363	$—	$2,468,405

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Common stock fund (a)	$194,859	$1,004	$—	$195,863
Mutual funds (b)	95,768	—	—	95,768
Self-directed brokerage account (c)	128,123	1,248	—	129,371
Investments measured at NAV (d)	—	—	—	1,786,268

Total assets	$418,750	$2,252	$—	$2,207,270

(a)
The Common stock fund includes both the Aegon Ltd. Common Stock Fund as well as other common stock funds held. The fair value of the assets of the Common stock fund is determined using quoted prices in active markets for common shares and is classified as Level 1. Cash equivalents including short-term investments are carried at amortized cost, which approximates fair value, and are classified as Level 2, unless the cash equivalent received a vendor price at which point it is classified as Level 1.

(b)	Mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(c)
In accordance with Accounting Standard Updates (“ASU”)
No. 2015-12
Subtopic
962-325,
investments measured using fair value in the Statement of Net Assets Available for Benefits or in the notes shall be presented by general type. Self-directed brokerage accounts are considered a general type and are presented as one line item for both December 31, 2025, and 2024. The fair value of assets determined using identical assets in an active market are classified as Level 1. Assets classified as Level 2 are valued using inputs from third party pricing services.

(d)
Amounts are comprised of certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy in accordance with Subtopic
820-10.
NAV is provided by the fund managers, is not quoted in an active market and these investments do not have lockup periods.

The following table summarizes investments for which fair value is measured using the net asset per share practical expedient:

December 31, 2025	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Investments measured at NAV
Common Collective Trust	$2,119,731	None	Daily	None

Total investments measured at NAV	$2,119,731

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Investments measured at NAV
Common Collective Trust	$1,786,268	None	Daily	None

Total investments measured at NAV	$1,786,268

The Plan recognizes transfers between levels at the beginning of the year. There were no transfers between levels during 2025 and 2024.
4. Income Tax
The Plan received a favorable determination letter (December 11, 2013) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan must operate in conformity with the provisions of the Plan and the Code to maintain its qualification. The Plan Administrator has indicated that it will take necessary steps to bring any Plan operational defect, if any, into compliance with the Code. The Plan has been amended subsequent to receiving the favorable determination letter including being amended and restated onto the TRS
Pre-Approved
401(k) Profit Sharing Plan effective January 1, 2022. TRS received a favorable opinion letter from the IRS on June 30, 2020 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan Administrator believes that the Plan, as amended and restated, is designed and being operated in compliance with the applicable requirements of the Code and, therefore, remains qualified and the related trust remains tax-exempt.
US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The Plan recognizes the Financial Statement effects of a tax position when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Financial Statements and does not believe this position will change in the next twelve months. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Section 6501 of the Code imposes a three year limitation period on assessment of additional taxes. As a result, the Plan is no longer subject to income tax examinations for tax years prior to 2022
.
5.
Parties-in-Interest
Transactions
The Company and its affiliate, TRS, provide all administrative services at no charge to the Plan. The Company does not determine the cost of its services.
The Plan invests in shares of Aegon Ltd. common
stock. At
December 31, 2025 and 2024, the Plan held 6,055,586 and 6,298,788 shares with a cost basis of $56,349 and $59,280, respectively. During the year ended December 31, 2025, the Plan recorded dividend income from Aegon Ltd. common stock of $2,251. During the year ended December 31, 2025, there were $2,320 of purchases and $3,695 of sales of Aegon Ltd. common stock.

At December 31, 2025 and 2024, the Plan had invested $490,367 and $488,466, respectively, in the Stable Fund and $48,165 and $37,121, respectively, in Aegon stock. During the year ended December 31, 2025, there were $126,604 of purchases and $124,504 of sales of the Stable Fund.
These investment transactions involving funds administered by Principal Trust Company and State Street Bank and Trust Company as custodians of the Plan are considered party-in-interest
transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 401(b) of ERISA and the regulations promulgated thereunder.
The net appreciation (depreciation) in fair value of investments reflected on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025 for Aegon Ltd. common stock was $11,159. Interest reflected on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025 for the Stable Fund was $18,540. Notes receivable from participants are considered parties-in-interest
transactions.

SUPPLEMENTAL SCHEDULE

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN
EIN
42-1484983
PLAN NO. 003
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
As of December 31,
2025
(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Unallocated insurance contract - general account	Deposits in unallocated contracts in general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund	**	$490,496
Collective Trusts
Prudential	Prudential Core Plus Bond	**	143,025
Boston Partners	Boston Partners Large Cap Value Equity Class D	**	115,734
WTC	WTC - CIF II Growth (Series 4)	**	438,356
MFS Heritage Trust Company	MFS Intl Equity CIT Class 3A	**	122,966
Fidelity	Spartan 500 Index Pool Class D	**	685,243
Fidelity	Spartan Extended Mkt Index Pool Class D	**	140,835
Fidelity	Spartan Total International Index Pool Class D	**	77,885
BlackRock	BlackRock Lifepath Index 2030 CIT Class W	**	49,708
BlackRock	BlackRock Lifepath Index 2035 CIT Class W	**	59,230
BlackRock	BlackRock Lifepath Index 2040 CIT Class W	**	62,081
BlackRock	BlackRock Lifepath Index 2045 CIT Class W	**	52,161
BlackRock	BlackRock Lifepath Index 2050 CIT Class W	**	45,782
BlackRock	BlackRock Lifepath Index 2055 CIT Class W	**	31,700
BlackRock	BlackRock Lifepath Index 2060 CIT Class W	**	16,045
BlackRock	BlackRock Lifepath Index 2065 CIT Class W	**	8,303
BlackRock	BlackRock Lifepath Index 2070 CIT Class W	**	437
BlackRock	BlackRock Lifepath Index Retirement CIT Class W	**	38,873
Fidelity	FIAM US Bond Index Fund CIT Class D	**	31,367

Total Collective Trusts			2,119,731
Investments held in Separately Managed Accounts
Company Stock Fund
Aegon Ltd. *	Shares of common stock - 6,055,586	**	46,698
Principal/Blackrock short term investment fund *	Short-term investment fund	**	1,467

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN
EIN
42-1484983
PLAN NO. 003
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (continued)
As of December 31, 2025
(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Atlanta Capital High Quality SMID Sep Acct
STATE STREET	Short-term investment fund	**	2,463
ADVANCED DRAINAGE SYSTEMS IN	Common Stock - 4,403 shares	**	638
AFFILIATED MANAGERS GROUP	Common Stock - 11,281 shares	**	3,252
APTARGROUP INC	Common Stock - 21,039 shares	**	2,566
ARAMARK	Common Stock - 77,261 shares	**	2,848
AVERY DENNISON CORP	Common Stock - 18,858 shares	**	3,430
BALL CORP	Common Stock - 13,665 shares	**	724
BENTLEY SYSTEMS INC CLASS B	Common Stock - 26,844 shares	**	1,025
WR BERKLEY CORP	Common Stock - 49,973 shares	**	3,504
BIO TECHNE CORP	Common Stock - 35,618 shares	**	2,095
BLACKBAUD INC	Common Stock - 24,059 shares	**	1,523
BOOZ ALLEN HAMILTON HOLDINGS	Common Stock - 25,548 shares	**	2,155
BROWN + BROWN INC	Common Stock - 3,572 shares	**	285
BURLINGTON STORES INC	Common Stock - 13,662 shares	**	3,946
CACI INTERNATIONAL INC CL A	Common Stock - 7,977 shares	**	4,250
CARLISLE COS INC	Common Stock - 14,788 shares	**	4,730
CASEY S GENERAL STORES INC	Common Stock - 6,986 shares	**	3,861
CHOICE HOTELS INTL INC	Common Stock - 21,215 shares	**	2,021
COLUMBIA BANKING SYSTEM INC	Common Stock - 25,717 shares	**	719
COLUMBIA SPORTSWEAR CO	Common Stock - 18,360 shares	**	1,011
DOLBY LABORATORIES INC CL A	Common Stock - 39,774 shares	**	2,554
ENVISTA HOLDINGS CORP	Common Stock - 57,307 shares	**	1,244
FTI CONSULTING INC	Common Stock - 7,042 shares	**	1,203
FACTSET RESEARCH SYSTEMS INC	Common Stock - 2,780 shares	**	807
GODADDY INC CLASS A	Common Stock - 30,668 shares	**	3,805
GRACO INC	Common Stock - 14,624 shares	**	1,199
JACK HENRY + ASSOCIATES INC	Common Stock - 9,729 shares	**	1,775
HUNT (JB) TRANSPRT SVCS INC	Common Stock - 7,365 shares	**	1,431
IDEX CORP	Common Stock - 14,734 shares	**	2,622
INSIGHT ENTERPRISES INC	Common Stock - 14,017 shares	**	1,142
JACOBS SOLUTIONS INC	Common Stock - 13,290 shares	**	1,760
JONES LANG LASALLE INC	Common Stock - 9,818 shares	**	3,303
KINSALE CAPITAL GROUP INC	Common Stock - 3,175 shares	**	1,242
KIRBY CORP	Common Stock - 13,168 shares	**	1,451
LKQ CORP	Common Stock - 59,283 shares	**	1,790

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN
EIN
42-1484983
PLAN NO. 003
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (continued)
As of December 31, 2025
(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
LANDSTAR SYSTEM INC	Common Stock - 7,928 shares	**	1,139
LENNOX INTERNATIONAL INC	Common Stock - 4,654 shares	**	2,260
MANHATTAN ASSOCIATES INC	Common Stock - 12,424 shares	**	2,153
MARKEL GROUP INC	Common Stock - 1,676 shares	**	3,603
MORNINGSTAR INC	Common Stock - 13,575 shares	**	2,950
NORDSON CORP	Common Stock - 7,996 shares	**	1,922
PARSONS CORP	Common Stock - 13,797 shares	**	853
POOL CORP	Common Stock - 5,964 shares	**	1,364
PROSPERITY BANCSHARES INC	Common Stock - 14,082 shares	**	973
RPM INTERNATIONAL INC	Common Stock - 26,383 shares	**	2,744
SEI INVESTMENTS COMPANY	Common Stock - 35,158 shares	**	2,884
SAIA INC	Common Stock - 4,276 shares	**	1,396
SERVICE CORP INTERNATIONAL	Common Stock - 18,619 shares	**	1,452
SIMPSON MANUFACTURING CO INC	Common Stock - 8,836 shares	**	1,427
TELEFLEX INC	Common Stock - 14,229 shares	**	1,737
TOPBUILD CORP	Common Stock - 1,354 shares	**	565
TRANSUNION	Common Stock - 36,321 shares	**	3,115
TRIMBLE INC	Common Stock - 62,132 shares	**	4,868
TYLER TECHNOLOGIES INC	Common Stock - 2,993 shares	**	1,359
ULTA BEAUTY INC	Common Stock - 2,701 shares	**	1,634
WEX INC	Common Stock - 14,341 shares	**	2,137

Total Investments held in Separately Managed Accounts			165,074
Mutual funds
Vanguard	Vanguard Inflation Protected Secs Instl	**	38,020

Total mutual funds			38,020
Other
Personal choice retirement account	Self -directed brokerage account	**	145,580
Notes receivable from participants*	Loans to participants with maturities through 2046 and interest rates ranging from 3.25% to 9.25%		26,541

Total investments			$2,985,442

*	Indicates parties-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

	By:	/s/ Matt Keppler
Matt Keppler
Chief Financial Officer

June 24, 2026